Item 77D

Scudder GNMA Fund, a series of SCUDDER INCOME TRUST

On July 1, 2002, Scudder GNMA Fund, a series of Scudder Income Trust, changed its name-related investment strategy. Prior to July 1, 2002, the Fund's policy stated that the fund pursues its goal by investing at least 65% of net assets in "Ginnie Maes": mortgage-backed securities that are issued or guaranteed by the Government National Mortgage Association (GNMA). The strategy was revised as follows: Under normal circumstances, the fund invests at least 80% of total assets, plus the amount of any borrowings for investment purposes, in "Ginnie Maes": mortgage-backed securities that are issued or guaranteed by the Government National Mortgage Association (GNMA).